

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 333-93879

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson
Retirement Savings Plan for York
Hourly Bargaining Unit Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208


PROCESSED
JUN 28 2004
THOMSON
FINANCIAL

See page 17 for the exhibit index.

The original of this report on file with the SEC consists of 18 pages.

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23 Consent of Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Harley-Davidson
Retirement Savings Plan
for York Hourly Bargaining
Unit Employees

Date: 6/24/04



By: /s/ James Brostowitz

James M. Brostowitz
Administrative Committee Member

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002, and
year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Plan Administration Committee
Harley-Davidson Retirement Savings
Plan for York Hourly
Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 3, 2004

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Investments:		
Interest in Harley-Davidson Retirement Savings Plan Master Trust *(Note 3)*	$23,353,013	$14,143,589
Notes receivable from participants	590,503	377,653
	23,943,516	14,521,242
Company contributions receivable	936,237	858,517
	24,879,753	15,379,759
Liability		
Excess contributions	–	7,890
Net assets available for benefits	$24,879,753	$15,371,869

See accompanying notes.

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:	
Investment income:	
Interest income	$ 26,047
Equity in investment income of Harley-Davidson Retirement Savings Plan Master Trust *(Note 3)*	3,128,649
	3,154,696
Contributions:	
Participant	5,821,955
Company	936,237
	6,758,192
	9,912,888
Deductions:	
Benefit payments and withdrawals	401,172
Administrative expenses	5,195
	406,367
	9,506,521
Transfers from other Harley-Davidson plans	1,363
Net increase	9,507,884
Net assets available for benefits at beginning of year	15,371,869
Net assets available for benefits at end of year	$24,879,753

See accompanying notes.

Harley-Davidson Retirement Savings Plan for York
Hourly Bargaining Unit Employees

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the *Summary Plan Description* for more complete information.

General

The Plan is a defined-contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. (the Company) York plants, subject to a union bargaining agreement and meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation on a pretax basis through contributions to the Plan. The maximum amount that participants may defer is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (IRC). Effective February 2, 2002, the Plan allows for Company matching contributions, which range from 0% to 25% of participant contributions. Company matching contributions vary according to the Company's financial performance and may not exceed 6% of a participant's compensation.

Participants' Accounts

A separate account is maintained for each participant. The account balances are adjusted on a daily basis for participants' contributions, Company contributions, net investment income, loan fees, and distributions of participants' benefits or withdrawals.

Participants have the option of investing their contributions in one or any combination of 13 investment funds.

1. Description of the Plan (continued)

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's investment alternatives daily.

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service. Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.

Forfeitures

Forfeitures are used to fund future Company matching contributions.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

1. Upon retirement, death, disability, or termination of employment, the balance in a participant's account is paid to the participant or beneficiary in a lump sum, periodic payments, or other form of payment as allowed under the Plan.

2. Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the IRC, except for financial hardships, as defined in the IRC, or after the participant attains age 59½.

Master Trust Investment

The Plan's investments consist of its interest in the commingled investments of the Harley-Davidson Retirement Savings Plan Master Trust (Master Trust) and notes receivable from participants. The Master Trust is a common trust arrangement under which investments of the Plan and four other Harley-Davidson defined-contribution plans are commingled (see Note 3). The Plan's investment in the Master Trust is based on its equity share of the Master Trust's investments.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balances, excluding Company matching account, not to exceed $50,000. Loans bear interest commensurate with the rate which would be charged by commercial lenders for similar loans. The term of the loan cannot exceed 5 years (10 years in the case of a home purchase).

Administrative Expenses

Administrative expenses generally are paid by the Company. Loan application and service fees are paid by participants.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Master Trust investments in mutual funds and common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. The money market fund is stated at cost, which approximates fair value.

The Harley-Davidson Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Harley-Davidson, Inc. common stock and the cash investments held by the Fund.

Notes receivable from participants are stated at their unpaid principal balances, which approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Master Trust investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the financial statements and accompanying notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

As indicated in Note 1, the assets of the Master Trust include commingled investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (collectively, the Plans). The assets have been allocated among the Plans based on the respective participants' interest, adjusted for other allocable assets and liabilities.

3. Investments (continued)

A summary of the Master Trust's commingled investments at December 31 is as follows:

	2003	2002
Investments at fair value:		
Mutual funds	$166,139,148	$105,254,806
Common trust fund	65,479,574	50,720,309
Common stock – Harley-Davidson, Inc.	158,405,560	177,408,647
Money market fund	1,602,165	3,100,429
Other payable	(144,494)	(1,035,595)
Commingled net assets of the Master Trust	391,481,953	335,448,596
Less: Amounts allocated to other Plans	368,128,940	321,305,007
Plan's interest in Master Trust	$ 23,353,013	$ 14,143,589

At December 31, 2003 and 2002, the Plan's interest in the assets of the Master Trust was approximately 6% and 4%, respectively.

Investment income has been allocated among the Plans based on the respective participants' interest, adjusted for other allocable income and losses. Investment income generated by the commingled investments of the Master Trust and the Plan's allocated share therein for the year ended December 31, 2003, are as follows:

Interest and dividend income	$ 5,832,072
Net realized and unrealized appreciation in fair value of mutual fund and common trust fund investments	23,401,055
Net realized and unrealized appreciation in fair value of common stock – Harley-Davidson, Inc.	7,789,735
Commingled investment income generated by the Master Trust	37,022,862
Less: Amounts allocated to other Plans	33,894,213
Master Trust commingled investment income allocated to the Plan	$ 3,128,649

4. Nonparticipant-Directed Investments

Company contributions are invested in the Harley-Davidson, Inc. common stock fund and cannot be transferred or directed to any other investment option in the Plan until the participant has completed three years of vesting service. Participants may also direct their contributions for investment in the Harley-Davidson, Inc. common stock fund. Prior to February 2, 2002, Company contributions could not be transferred or directed to any other investment option in the Plan unless the participant was age 55 or older.

Information about the assets and the significant components of the changes in assets relating to the Harley-Davidson, Inc. common stock fund, which includes the participant and nonparticipant-directed investments, is as follows:

	December 31	
	2003	**2002**
Investments, at fair value:		
Harley-Davidson, Inc. common stock	$6,025,360	$4,241,741
Money market fund	60,959	64,269
Employer contributions receivable	936,237	858,517
Other payables	(8,691)	(21,423)
Harley-Davidson, Inc. common stock fund	$7,013,865	$5,143,104

	Year ended December 31 2003
Changes in fund balance:	
Contributions	$2,206,835
Interest and dividends	31,784
Net appreciation in fair value of common stock	399,920
Transfers to other investment funds, net	(643,801)
Benefit payments and withdrawals	(122,156)
Administrative expenses	(1,821)
	$1,870,761

5. Transactions With Parties in Interest

The Master Trust holds investments in Harley-Davidson, Inc. common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the union bargaining agreement.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Harley-Davidson Retirement Savings Plan for York
Hourly Bargaining Unit Employees

Employer Identification Number 39-1805420
Plan Number 008

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Plan participants	Participant loans with interest rates ranging from 6.0% to 9.5%, with various maturities. Collateralized by applicable participants' account balances.	$590,503

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-93879) pertaining to the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees of our report dated June 3, 2004, with respect to the financial statements and schedule of the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Milwaukee, Wisconsin
June 24, 2004